novozymes®

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

04045030

SUPPL

16/09/2004

SEC MAIL PROCESSING
RECEIVED
SEP 22 2004
WASH., D.C. 209 SECTION

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 35 a(no. 35 by mistake), 38-40 (incl.) sent to the Copenhagen Stock Exchange in August and September, 2004.

Yours sincerely
Novozymes A/S

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

Ella Begtrup
Investor Relations
+45 44 42 23 79

Dw 9/28

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock exchange announcement

novozymes®

September 16, 2004

Novozymes A/S

Holding of Novozymes shares by insiders – (Status 3, 2004)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

	Holding of shares Nos. As per June 14, 2004	Holding of shares Nos. As per Sept. 16, 2004	Market value of the total shareholding DKK As per Sept. 16, 2004
Board of Directors	11,615	10,115	2,624,843
Management	27,874	27,874	7,233,303
All insiders, Total	78,173	78,152	20,280,444

Contact persons:

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investor Relations

Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Niels Meidahl
Tel. (direct): +45 4443 3304

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
2004-32582-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

novozymes®

September 10, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 31, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	September 9, 2004	-362	DKK 214,558	77,912	DKK 20,335,032

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 2004
208
D.C.

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

novozymes®

September 3, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 30, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	September 1, 2004	300	DKK 77,250	77,883	DKK 20,249,580

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

Thomas Kudsk Larsen (in the USA)
Tel. + 1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

August 25, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 29, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	August 23, 2004	0	DKK 146,700	77,023	DKK 20,180,026

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

Thomas Kudsk Larsen (in the USA)
Tel. + 1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

a mistake

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27